

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 21, 2019

Brian M. Hall
Chief Financial Officer
LCI Industries
3501 County Road 6 East
Elkhart, Indiana 46514

      Re: LCI Industries
          Form 10-K for the Year Ended December 31, 2018
          File No. 001-13646

Dear Mr. Hall:

     We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

            Sincerely,

            Division of Corporation Finance
            Office of Transportation and Leisure